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                                                                  EXHIBIT (a)(3)


                   AIMCO PROPERTIES IS OFFERING $513, WHICH IS
                  THE HIGHEST PRICE CURRENTLY BEING OFFERED TO
                PURCHASE UNITS OF LIMITED PARTNERSHIP INTEREST OF
                       CENTURY PROPERTIES GROWTH FUND XXII

                             AIMCO PROPERTIES, L.P.
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222

                                October 12, 1999

Dear Unitholder:

         We are offering to acquire any and all units in your partnership, Century Properties Growth Fund XXII. Our offer presents you with the following two options, which you are free to accept or reject in any combination you like:

                  1. You may tender each of your units in exchange for $513 in cash, in which case you may recognize a gain or loss for federal income tax purposes.

                  2. You may retain any or all of your units. If you choose to retain any or all of your units, your rights as a holder of units will remain unchanged. You will continue to participate in gains and losses of your partnership, and you will receive distributions, if any, payable in respect of your units.

         HIGHEST PRICE: Our offer price is HIGHER than the price currently being offered by ERP Operating Limited Partnership ("ERP"). IF IT IS LIQUIDITY YOU DESIRE, OUR OFFER PROVIDES YOU WITH THE GREATEST PURCHASE PRICE CURRENTLY BEING OFFERED.

         FAST, COMMISSION-FREE SALE: Our offer provides you with the opportunity to sell your units without the commission costs (generally, up to 10% of the sales price, subject to a $150-$200 minimum commission per trade) paid by the seller in typical secondary market sales. With secondary market matching services, the process to sell units will not even begin until an interested buyer can be found, which cannot be assured and can take days, weeks or even months.

         Our offer will expire at 5:00 p.m., New York City time, on November 9, 1999. We will pay for accepted units promptly after expiration of our offer.

         The general partner of the Partnership is our affiliate. The Partnership has indicated in a Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission that it is remaining neutral and making no recommendation as to whether its limited partners should tender their Units in response to any offer. However, the general partner noted that our offer is at the highest price of any current offers. If you wish to sell your units for cash, you should do so at the highest price. LIMITED PARTNERS ARE URGED TO READ OUR OFFER TO PURCHASE, THE ENCLOSED SCHEDULES 14D-9, AND THE RELATED MATERIALS CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING WHETHER TO TENDER THEIR UNITS.


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         You should be aware, however, that, as with any rational investment decision, we are making our offer with a view to making a profit. No independent person has been retained to evaluate or render any opinion with respect to the fairness of our offer, and no representation is made by us or any of our affiliates as to such fairness.

         If you have any questions concerning the terms of the offer, or need assistance in completing the forms necessary to tender your units, please contact our Information Agent, River Oaks Partnership Services, Inc., at (888) 349-2005 or (201) 896-1900.


                                           Very truly yours,



                                           AIMCO PROPERTIES, L.P.



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